Swayze

1,025 followers

1w • Edited •

Check out our crowdfunding campaign: https://lnkd.in/gn_Bx3PM ⚡

Disclaimer: https://lnkd.in/g7SvRQN


EQUAL THIS
CREDIBI

JOIN THE SWAYZE MOVEMENT!

You and 5 others

Like Comment Repost Send